Zachary Koepp

Work Experience:

2022-Current: Four Doors Production

2020-Current: Landworks Investments
—buying and selling of vacant land across the United States

2020: A King's Legacy Productions
—hired to write the movie JOHNNY MAC about the first NYFD firefighter to get 9/11 cancer

2020-Current: Rag Tag Pictures
—wrote, directed, and produced feature film THE WILLOWBROOK

2021-Current: Boo Pictures
—hired by production company to write the Thriller RIDE along with rewrites.

2021-Current: Kyle Mitchell
—hired by producer to write deck for show concept Vegas Nights

Education:

2009-2013: Washington State University
- Long snapper on the D1 Football team.